UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

UpChoose, PBC

Legal status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Incorporation:

   July 7, 2017

Physical Address of Issuer:

999 Sutter Street, Unit 202, San Francisco, California 94109

Website of Issuer:

https://www.upchoose.com/

Current Number of Employees: 2

	Most recent fiscal year-end (2021)	**Prior fiscal year-end (2020)**
Total Assets	$323,242	$83,684
Cash & Cash Equivalents	$274,607	$63,767
Accounts Receivable	$0	$0
Short-term Debt	$28,777	$80,055
Long-term Debt	$0	$0
Revenues/Sales	$211,454	$153,175
Cost of Goods Sold*	$40,906	$65,724
Taxes Paid	$7,569	$3,470
Net Income	($137,765)	($4,612)

*This figure represents cost of revenues.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

APRIL 29, 2022

UPCHOOSE, PBC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by UpChoose PBC, a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.upchoose.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents**.**

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan,"   "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

UpChoose is a sustainable consumption platform helping households adopt more sustainable consumption behaviors, incorporated in Delaware as a corporation on July 24, 2017.

The Company is located at 999 Sutter Street, San Francisco, CA, United States.

The Company's website is https://www.upchoose.com/.

The Company conducts business in California and sells products through the internet throughout the United States.

A description of our products and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/upchoose.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has raised to date may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of net profit, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its board of directors and executive officers.

In particular, we are dependent on Ali El Idrissi, our CEO; however, there can be no assurance that he will continue to be employed by the Company for a particular period of time. The loss of Ali El Idrissi could harm the Company's business, financial condition, cash flow and results of operations. The Company does not intend to enter into an employment agreement with Ali El Idrissi.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over

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public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

UpChoose is a sustainable consumption platform helping households adopt more sustainable consumption behaviors. We leverage technology and behavioral science to design services that eliminate excess and waste by reconnecting us with what we truly need. We focus on key life moments — when new habits are formed — and redesign consumption experiences to make them simpler, frictionless, and less wasteful. We start at the beginning: birth. Our first release is a smarter baby clothing service helping new parents dress their babies in high-quality organic outfits at a fraction of the price and effort.

The Company's Products and/or Services

Product / Service	Description	Current Market
UpChoose Baby Essentials	Subscription service for organic baby clothes	Direct-to-Consumer Market; New and expectant parents across the US

Competition

No direct competitor is offering a similar sustainable children's clothing service to our audience. We mainly compete with the legacy way of choosing, buying, using, and disposing of children's clothing.

Some online retailers like Stitch Fix or Rockets of Awesome have subscription offerings but not for early childhood. They tend to have smaller sets (less than 10 items per set compared to our sets of 55 and 25 items) and do not focus on health or sustainability. In addition, they don't have a secondhand platform.

Some platforms like ThredUp and Poshmark offer secondhand children clothing but do not have a focus on health (e.g. they carry any type of clothing and fabric including synthetic fabrics while we exclusively work with organic brands) and do not have a subscription model. People still have to buy piece by piece.

Customer Base

We sell our products on the direct-to-consumer market. Our products reach a large audience of new and expectant parents across the U.S. To date, we have shipped UpChoose sets to customers in 180 cities and 40 states in the US.

Supply Chain

We offer both new and secondhand children clothing sets. We partner with existing organic baby clothing brands to source new clothing as wholesale partners. We currently work with six US-based brands (Under the Nile, Finn and Emma, Kate Quinn Organics, Colored Organics, L'Ovedbaby, Burt's Bees Baby) and also order from a few other organic baby clothing brands through a wholesale online platform. As we grow, we enter into partnerships with more brands to increase and improve our sourcing. On the secondhand side, we mainly use clothes that we receive back from our existing customers after use.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
62568325	Cocoon Baby Clothing Set	A garment bag with 10 pockets where baby clothes are rolled inside, that can be hanged on the back of a door, inside a closet or used as a shoulder bag. We have designed and built this bag for our first service: Cocoon.	10/04/2017	N/A – provisional patent	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

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DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ali El Idrissi	CEO, President, Secretary, Sole Director	Founder + CEO, UpChoose, July 2017-Present In addition to building UpChoose, Ali is an advisor to the UK Government on sustainability. Prior to launching UpChoose, he was a founding member and VP of J.P. Morgan Sustainable Investments where he helped develop investment structures like the Global Health Investment Fund (GHIF), the Dementia Discovery Fund (DDF) and NatureVest.	Ali holds a Master of International Economics and Finance from Columbia University, a Master of International Affairs from Institut d'Etudes Politiques de Paris (Sciences Po Paris), a BA in Economics and Finance from Dauphine University in Paris and a BA in Philosophy from La Sorbonne University in Paris.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). As of the date of this filing, 8,150,000 shares are issued are outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,150,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	95.2%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	SAFE
Face Value	$15,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	$4,000,000 cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more SAFEs which would dilute the Crowd Safe

Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.4%

Type	SAFE
Face Value	$10,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	$6,000,000 cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more SAFEs which would dilute the Crowd Safe
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.2%

Type	SAFE
Face Value	$25,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	$6,000,000 cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more SAFEs which would dilute the Crowd Safe
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.4%

Type	SAFE
Face Value	$170,000

Voting Rights	None
Anti-Dilution Rights	None
Material Terms	$8,000,000 cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more SAFEs which would dilute the Crowd Safe
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.1%

Type	Crowd SAFE (Crowdfunding Simple Agreement for Future Equity)
Amount Outstanding	270,420*
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Upon a sale, or series of related sales, by the Company of equity securities in the Company for which the Company receives gross proceeds of not less than $1,000,000.00, the Company may elect to convert the Crowd SAFEs into a Shadow Series of equity securities in the Company under an $8,000,000 valuation cap or 20% discount
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.2%

*This includes the fee the intermediary received as compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the original Offering.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Loan
Amount Outstanding	$12,327.40
Interest Rate and Amortization Schedule	8.7%. Loan payable through a repayment rate of daily revenues until the Total Repayment Amount is transferred to fully repay the Loan.
Description of Collateral	Unsecured
Maturity Date	March 8, 2023

UpChoose currently uses two providers of revenue-based funding: (1) Stripe Capital, with which it has an outstanding credit line of $12,327.40 and (2) Clearbanc, which provides growth capital and charges a small flat fee ranging 6% - 12% of revenues. This isn't an interest rate, and this is not a loan. Our current balance with Clearbanc is $10,567.92. These balances are as of the date hereof, and are being repaid based on revenues.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Ali El Idrissi	8,027,750 shares of Common Stock	80.28%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>. Please note, based on a recommendation received by the Company from an independent auditor engaged by the Company to assist with the review and preparation of the Company's financial statements for the most recently completed fiscal year, certain items in the Company's previously disclosed financial statements for the fiscal year ended December 31, 2020 have been revised and recategorized for comparison purposes with the Company's financial statement for the year ended December 31, 2021, and to correct certain immaterial errors identified in connection with the review and preparation of the financial statements.

Operations

UpChoose, PBC (the "**Company**") was incorporated on July 24, 2017 under the laws of the State of Delaware, and is headquartered in San Francisco, CA.

Liquidity and Capital Resources

In April 2021, the Company conducted an offering pursuant to Regulation CF and raised $270,420.

The Company's additional outside sources of capital other than the proceeds from the Regulation CF Offering are the SAFEs listed herein and our business lines of credit with Stripe Capital and Clearbanc.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company does not currently have a valuation nor did it ascribe a valuation pre-Offering; the securities have been and currently are priced arbitrarily.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

It should also be noted that since the filing of the Form C-AR in April of 2021, changes have been made to the financial statements for the year ending December 31, 2020. Those changes are incorporated in the financial statements in Exhibit A. These changes are as a result of the hiring of a new professional accounting firm that thoroughly reviewed and categorized accounts that were previously reviewed internally.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock (Ali El Idrissi)	$80.28	80.28	General Working Capital Purposes	August 2019	CA 25102(f)
Common Stock (Lamiaa Bounahmidi)	$1.23	1.23	General Working Capital Purposes	August 2019	CA 25102(f)
SAFE (Katelyn Donnelly)	$15,000	$15,000	Product Marketing and Inventory	December 2017	Section 4(2)(a)
SAFE (Thibaut Ferte)	$10,000	$10,000	Product Marketing and Inventory	November 2019	Section 4(2)(a)
SAFE (Jamil Wyne)	$25,000	1 Safe	General Working Capital Purposes	December 7, 2020	Section 4(2)(a)
SAFE (Nicole Cuellar)	$10,000	1 Safe	General Working Capital Purposes	February 5, 2021	Section 4(2)(a)
SAFE (Sofian Lignier)	$50,000	1 Safe	General Working Capital Purposes	February 25, 2021	Section 4(2)(a)
SAFE (Blue Palm SP3 LLC)	$30,000	1 Safe	General Working Capital Purposes	May 31, 2021	Section 4(2)(a)

Crowd SAFE Note	$270,420	270,420 Crowd SafeNotes*	General Working Capital Purposes	April 30, 2021	Regulation CF
SAFE (Margaret Mangot)	$15,000	1 Safe	General Working Capital Purposes	June 1, 2021	Section 4(2)(a)
SAFE (Ramzi Rafih)	$25,000	1 Safe	General Working Capital Purposes	June 22, 2021	Section 4(2)(a)
SAFE (Nancy Chou)	$40,000	1 Safe	General Working Capital Purposes	June 23, 2021	Section 4(2)(a)

* This includes the fee the intermediary received as compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the original Offering.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Ali El Idrissi
(Signature)

Ali El Idrissi
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ali El Idrissi
(Signature)

Ali El Idrissi
(Name)

Chief Executive Officer
(Title)

April 29, 2022
(Date)

EXHIBIT A

Financial Statements